Exhibit 99.1

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2012

(Unaudited)

Condensed Consolidated Balance Sheets

(Unaudited)

	September 30,	December 31,
(millions of US$)	2012	2011

Assets
Current
Cash and cash equivalents (note 20)	496	474
Accounts receivable	1,528	1,550
Risk management (note 15)	15	42
Inventories	174	164
Prepaid expenses	34	24
	2,247	2,254

Other assets (note 7)	111	101
Investments	375	395
Risk management (note 15)	26	24
Goodwill (note 6)	1,310	1,317
Property, plant and equipment (note 8)	15,050	15,909
Exploration and evaluation assets (note 8)	3,493	3,954
Deferred tax assets	1,415	272
	21,780	21,972
Total assets	24,027	24,226

Liabilities
Current
Bank indebtedness	-	60
Accounts payable and accrued liabilities	2,672	2,622
Risk management (note 15)	80	-
Income and other taxes payable	287	371
Current portion of long-term debt (note 12)	579	410
	3,618	3,463

Decommissioning liabilities (note 10)	3,173	2,982
Other long-term obligations (note 13)	386	346
Risk management (note 15)	15	-
Long-term debt (note 12)	4,433	4,485
Deferred tax liabilities	2,836	2,932
	10,843	10,745

Contingencies and commitments (note 16)

Shareholders' equity

Common shares (note 14)	1,638	1,561
Preferred shares (note 14)	191	191
Contributed surplus	123	186
Retained earnings	6,826	7,292
Accumulated other comprehensive income	788	788
	9,566	10,018
Total liabilities and shareholders' equity	24,027	24,226

See accompanying notes.

Condensed Consolidated Statements of Income (Loss)

(Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
(millions of US$)	2012	2011	2012	2011

Revenue
Sales	1,708	1,944	5,647	6,132
Other income	14	12	59	58
Total revenue and other income	1,722	1,956	5,706	6,190

Expenses
Operating	604	553	1,823	1,560
Transportation	61	51	178	159
General and administrative	130	97	382	303
Depreciation, depletion and amortization	570	455	1,745	1,403
Impairment (note 9)	1,037	-	2,163	102
Dry hole	66	33	191	173
Exploration	81	87	228	335
Finance costs (note 11)	74	73	213	209
Share-based payments expense (recovery) (note 14)	61	(285)	(11)	(345)
(Gain) loss on held-for-trading financial instruments (note 15)	116	(120)	128	131
(Gain) loss on asset disposals (note 4)	-	8	(759)	(206)
Other, net (note 17)	62	(38)	96	43
Total expenses	2,862	914	6,377	3,867
Income (loss) before taxes	(1,140)	1,042	(671)	2,323
Taxes (note 18)
Current income tax	152	272	803	1,151
Deferred income tax (recovery)	(561)	249	(1,230)	279
	(409)	521	(427)	1,430
Net income (loss)	(731)	521	(244)	893

Per common share (US$):
Net income (loss)	(0.71)	0.51	(0.24)	0.87
Diluted net income (loss)	(0.71)	0.24	(0.30)	0.49
Weighted average number of common shares outstanding (millions)
Basic	1,026	1,024	1,025	1,024
Diluted	1,026	1,033	1,034	1,040

See accompanying notes.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

	Three months ended September 30		Nine months ended September 30
(millions of US$)	2012	2011	2012	2011

Net income (loss)	(731)	521	(244)	893

Actuarial losses relating to pension and other post-retirement benefits1	(3)	(13)	(8)	(10)

Other comprehensive loss	(3)	(13)	(8)	(10)
Comprehensive income (loss)	(734)	508	(252)	883
1. Three and nine months ended September 30, 2012 net of tax of $1 million and $7 million respectively (2011 - $14 million and $22 million respectively).

See accompanying notes.

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
(millions of US$)	2012	2011	2012	2011

Common shares
Balance at beginning of period	1,642	1,610	1,561	1,480
Issued on exercise of stock options	7	(1)	13	171
Shares purchased and held in trust for PSU plans (note 14)	(11)	(48)	(24)	(90)
Shares released from trust for long-term PSU plan (note 14)	-	-	88	-
Balance at end of period	1,638	1,561	1,638	1,561

Preferred Shares
Balance at beginning and end of period	191	-	191	-

Contributed surplus
Balance at beginning of period	102	154	186	108
Settlement of 2009 long-term PSU plan grant	-	-	(88)	-
Share-based payments	21	11	25	57
Balance at end of period	123	165	123	165

Retained earnings
Balance at beginning of period	7,631	7,056	7,292	6,819
Net income (loss)	(731)	521	(244)	893
Preferred share dividends	(2)	-	(7)	-
Common share dividends	(69)	-	(207)	(138)
Actuarial losses transferred to retained earnings	(3)	(13)	(8)	(10)
Balance at end of period	6,826	7,564	6,826	7,564

Accumulated other comprehensive income
Balance at beginning of period	788	788	788	788
Other comprehensive loss	(3)	(13)	(8)	(10)
Actuarial losses transferred to retained earnings	3	13	8	10
Balance at end of period	788	788	788	788

See accompanying notes.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
(millions of US$)	2012	2011	2012	2011

Operating activities
Net income (loss)	(731)	521	(244)	893
Add: Finance costs (cash and non-cash) (note 11)	74	73	213	209
Dividends from equity investments	-	9	-	9
Items not involving cash (note 19)	1,320	265	2,271	1,315
	663	868	2,240	2,426
Changes in non-cash working capital	(282)	(346)	(70)	(125)
Cash provided by operating activities	381	522	2,170	2,301

Investing activities
Capital expenditures
Exploration, development and other	(812)	(1,109)	(2,759)	(3,016)
Corporate acquisitions, net of cash acquired	-	-	-	(156)
Property acquisitions	(57)	(158)	(59)	(731)
Proceeds of resource property dispositions (note 4)	1	(5)	940	534
Repayment of note receivable	-	40	-	40
Acquisition deposit	-	-	-	18
Investments	(7)	-	(11)	54
Changes in non-cash working capital	160	80	18	(7)
Cash used in investing activities	(715)	(1,152)	(1,871)	(3,264)

Financing activities
Long-term debt repaid (note 12)	-	-	(991)	(310)
Long-term debt issued (note 12)	255	232	1,096	232
Common shares issued	6	(5)	9	109
Common shares purchased	(11)	(48)	(24)	(90)
Finance costs (cash)	(51)	(53)	(146)	(151)
Deferred credits and other	6	12	15	(8)
Common share dividends	(69)	-	(207)	(138)
Preferred share dividends	(2)	-	(7)	-
Changes in non-cash working capital	19	33	28	32
Cash provided by (used in) financing activities	153	171	(227)	(324)
Effect of translation on foreign currency cash and cash equivalents	8	(7)	10	26
Net increase (decrease) in cash and cash equivalents	(173)	(466)	82	(1,261)
Cash and cash equivalents net of bank indebtedness, beginning of period	669	858	414	1,653
Cash and cash equivalents net of bank indebtedness, end of period	496	392	496	392

Cash and cash equivalents (note 20)	496	421	496	421
Bank indebtedness	-	(29)	-	(29)
Cash and cash equivalents net of bank indebtedness, end of period	496	392	496	392

See accompanying notes.

Notes to the Interim Condensed Consolidated Financial Statements
(Unaudited)
(tabular amounts in millions of US dollars, except as noted)

1. CORPORATE INFORMATION
Talisman Energy Inc. (‘Talisman’ or ‘the Company’) is a public company incorporated pursuant to the laws of Canada and domiciled in Alberta, Canada, with common shares listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ‘TLM’. The registered office is located at Suite 2000, 888 – 3rd Street SW, Calgary, Alberta, T2P 5C5.

The Company is in the business of exploration, development, production and marketing of crude oil, natural gas and natural gas liquids (NGLs).

The interim condensed Consolidated Financial Statements as at and for the three and nine month periods ended September 30, 2012 were approved by the Audit Committee on October 29, 2012.

2. BASIS OF PREPARATION
These interim condensed Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). Certain information and disclosures required to be included in notes to Annual Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations of the International Financial Reporting Interpretations Committee (IFRIC), as issued by the IASB, have been condensed or omitted.

The interim condensed Consolidated Financial Statements should be read in conjunction with the audited annual Consolidated Financial Statements as at and for the year ended December 31, 2011 and the notes thereto included in Talisman’s 2011 Annual Report.

These interim condensed Consolidated Financial Statements were prepared on a going concern basis, under the historical cost convention, except for certain financial assets and liabilities measured at fair value through the Consolidated Statement of Income (Loss).

3. SIGNIFICANT ACCOUNTING POLICIES
a) Accounting Policies Used
The interim condensed Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the 2011 Annual Consolidated Financial Statements.

b) Accounting Pronouncements Not Yet Adopted
The Company continues to assess the impact of adopting the pronouncements from the IASB as described in the 2011 Annual Consolidated Financial Statements.

4. ASSET DISPOSALS
Sale of UK North Sea Oil and Gas Interests to Sinopec
On July 23, 2012, Talisman entered into a share purchase agreement to sell 49% of its interest in Talisman Energy (UK) Limited (TEUK), which owns substantially all of Talisman’s UK assets, to Sinopec International Petroleum Exploration and Production Corporation (Sinopec) for cash consideration of $1.5 billion. The consideration will be adjusted by the net cash flows earned by TEUK from the effective date of January 1, 2012 through closing of this transaction. In conjunction with the signing of the share purchase agreements, Talisman and Sinopec have agreed to enter into a shareholders’ agreement to operate TEUK as an incorporated joint venture. Completion of this transaction is subject to specified conditions precedent, including regulatory approvals and government approvals from the United Kingdom, the European Union, and the People’s Republic of China.

Sale of Assets in Western Canada
In June 2012, Talisman completed sales of oil and gas producing assets in western Canada for proceeds of $437 million, resulting in a gain of $187 million, net of tax of $67 million.

Sale of Non-Core Coal Assets
In March 2012, Talisman sold non-core coal assets in northern British Columbia for cash consideration of $496 million after transaction costs.  The carrying value of these assets was $nil and a gain of $372 million was recorded, net of tax of $124 million.

Sale of Farrell Creek interests to Sasol Limited (Sasol)
In March 2011, Talisman created a strategic partnership with Sasol to develop the Farrell Creek assets in Talisman’s Montney shale play in British Columbia.  Talisman sold 50% of its working interests in the Farrell Creek assets for total consideration of approximately $1 billion, comprising $238 million in cash and approximately $800 million of certain future development costs.  The transaction resulted in a pre-tax gain of $89 million, which is included in ‘Gain on asset disposals’ on the Consolidated Statement of Income (Loss).

Sale of Cypress A Interests to Sasol
In June 2011, Talisman completed an additional transaction with Sasol to develop the Cypress A assets in Talisman's Montney shale play in British Columbia. Talisman sold 50% of its working interests in the Cypress A assets for approximately $1.1 billion, comprising $257 million in cash and approximately $800 million of certain future development costs. The transaction resulted in a pre-tax gain of $113 million, which is included in 'Gain on asset disposals' on the Consolidated Statement of Income (Loss).

5. JOINTLY CONTROLLED ENTITIES
Talisman accounts for jointly controlled entities using proportionate consolidation.  Summarized financial information for the Company’s share in jointly controlled entities, comprising Equión Energía Limited and Talisman Sasol Montney Partnership, is as follows:

	September 30, 2012	December 31, 2011
Current assets	293	367
Non-current assets	1,786	1,740
Total assets	2,079	2,107
Current liabilities	264	287
Non-current liabilities	167	260
Total liabilities	431	547

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Total revenue and other income	100	89	348	220
Total expenses (including income taxes)	(107)	(52)	(277)	(133)
Net income (loss)	(7)	37	71	87

6. GOODWILL
Changes in the carrying amount of the Company’s goodwill are as follows:

	Nine months ended September 30, 2012	Year ended December 31, 2011
Balance, beginning of period	1,317	1,164
Acquisitions	-	162
Disposals	(7)	(9)
Balance, end of period	1,310	1,317

Goodwill has no tax basis.

7. OTHER ASSETS

	September 30, 2012	December 31, 2011
Accrued pension asset	2	1
Decommissioning sinking fund	46	38
Indemnification asset	52	52
Other	11	10
Total	111	101

8. OIL AND GAS ASSETS
The cost and accumulated depreciation, depletion and amortization (DD&A) of the Company’s property, plant and equipment (PP&E), including corporate assets, and exploration and evaluation (E&E) assets are as follows:

	PP&E	E&E Assets	Total

Cost
At December 31, 2010	25,217	3,758	28,975

Acquisitions through business combinations	559	-	559
Other additions	3,491	1,527	5,018
Disposals and derecognition	(384)	(192)	(576)
Transfers from E&E Assets to PP&E	654	(654)	-
Change in decommissioning liabilities	363	-	363
Expensed to dry hole	-	(241)	(241)

At December 31, 2011	29,900	4,198	34,098

Additions	2,312	509	2,821
Disposals and derecognition	(721)	(84)	(805)
Transfers from E&E Assets to PP&E	442	(442)	-
Change in decommissioning liabilities	128	37	165
Expensed to dry hole	-	(191)	(191)

At September 30, 2012	32,061	4,027	36,088

Accumulated DD&A
At December 31, 2010	11,951	316	12,267

Charge for the year	1,949	-	1,949
Disposals and derecognition	(88)	(119)	(207)
Impairment losses	313	47	360
Impairment reversal	(134)	-	(134)

At December 31, 2011	13,991	244	14,235

Charge for the period	1,745	-	1,745
Disposals and derecognition	(525)	(73)	(598)
Impairment losses	1,800	363	2,163

At September 30, 2012	17,011	534	17,545

Net book value
At September 30, 2012	15,050	3,493	18,543
At December 31, 2011	15,909	3,954	19,863
At December 31, 2010	13,266	3,442	16,708

9. IMPAIRMENT

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Impairment
Exploration and evaluation assets	290	-	363	47
Property, plant and equipment	747	-	1,800	55
	1,037	-	2,163	102

The Yme project in Norway has experienced significant delays and cost overruns and is subject to arbitration with the platform contractor.  With respect to the three month period ended March 31, 2012, the Company considered internal and external engineering studies of the Yme facility and updated estimates of project costs and completion dates.  The engineering studies indicated that considerable work remained to be completed in order for the facility to comply with Norwegian offshore safety and environmental standards and be ready for first oil.  The estimated recoverable amount of the Yme project at March 31, 2012 had declined since December 31, 2011 and was less than its carrying value.  Accordingly, the Company recorded an impairment expense of $978 million pre-tax ($248 million after-tax) for the three month period ended March 31, 2012.  During the three month period ended September 30, 2012, the decision was made to de-man the platform for safety related reasons and has not been re-manned since. Management conducted further analysis during the third quarter which indicated additional project uncertainty and resulted in an additional impairment of $497 million pre-tax ($125 million after-tax). This represents an impairment of the remaining book value of the property, plant and equipment of Yme, leaving a deferred tax asset of $521 million relating to the investment in the project. Management continues to work with all stakeholders to evaluate project options.

During the three month period ended September 30, 2012, the Rev field in Norway experienced a significant drop in reservoir pressure resulting in a decline in production. As a result, the Company expects revisions to its estimates of recoverable reserves and recorded an impairment expense of $250 million pre-tax ($55 million after-tax).

During the three month period ended September 30, 2012, the Company determined that it would not commit capital in the foreseeable future to exploration and evaluation activities in Quebec, where the prohibition regarding hydraulic fracturing for shale gas developments has been reaffirmed. Accordingly, the Company fully impaired its Quebec exploration and evaluation assets and recorded an impairment expense of $109 million pre-tax ($82 million after-tax).

In September 2012, the Company decided to cease exploration activities in the Marañon Basin in northern Peru and exit the country. As a result, the Company recorded $172 million of impairment expense. The Company will fulfill its outstanding legal obligations as it exits Peru.

For the nine month period ended September 30, 2012, in addition to the impairments discussed above, $72 million of impairment expense was recorded in respect of exploration acreage relinquished in the Kurdistan Region of northern Iraq, where Talisman will focus on the discoveries on the Topkhana and Kurdamir Blocks. The Company also recorded a $60 million impairment expense in respect of the assets sold in North America and $15 million of impairment expense was recorded for a reduction in near-term natural gas price assumptions in relation to a non-core natural gas property in North America.

During the nine month period ended September 30, 2011, the Company recorded impairment of $102 million in the North Sea in respect of PP&E and E&E assets as a result of a change in tax legislation announced by the UK Government in March 2011.

10. DECOMMISSIONING LIABILITIES

	Nine months ended September 30, 2012	Year ended December 31, 2011
Balance, beginning of period	3,035	2,610
Liabilities incurred during the period	44	115
Liabilities settled during the period	(32)	(44)
Accretion expense (note 11)	67	76
Revisions in estimated cash flows	6	204
Change in discount rate	128	74
Assets sold	(27)	-
Balance, end of period	3,221	3,035
Expected to be settled within one year	48	53
Expected to be settled in more than one year	3,173	2,982
	3,221	3,035

Decommissioning liabilities have been discounted using a weighted average credit-adjusted risk free rate of 4.8% at September 30, 2012 (December 31, 2011 – 5.1%).

11. FINANCE COSTS

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Interest on long-term debt	67	59	188	180
Miscellaneous interest expense and other fees	11	18	35	33
Accretion expense (note 10)	23	20	67	58
Less: interest capitalized	(27)	(24)	(77)	(62)
	74	73	213	209

12. LONG-TERM DEBT

	September 30, 2012	December 31, 2011
Bank Credit Facilities	-	648
Commercial Paper	571	402
Tangguh Project Financing	93	97
Debentures and Notes (Unsecured):
US$ denominated	3,947	3,363
UK£ denominated (UK£250 million)	401	385
	5,012	4,895
Less: current portion	(579)	(410)
	4,433	4,485

On May 15, 2012, Talisman completed a $600 million offering of 5.5% notes due May 15, 2042.  Proceeds, net of the discount and issuance costs, were $583 million. Interest on the notes is payable semi-annually.  The notes are redeemable at the option of the Company at a make-whole premium.   The notes are unsecured and unsubordinated and rank equally with all of the Company’s other unsecured and unsubordinated indebtedness.

During the nine month period ended September 30, 2012, Talisman repaid $991 million of debt (2011 - $310 million repayment).

At September 30, 2012, $571 million of commercial paper was outstanding, the full amount of which is limited to the availability of backup funds under the Company’s $4.1 billion bank lines that are fully committed through 2014.

13. OTHER LONG-TERM OBLIGATIONS
	September 30, 2012	December 31, 2011
Accrued pension and other post-employment benefits liability	192	163
Deferred credits	25	25
Long-term portion of discounted obligations under finance leases	58	66
Long-term portion of share-based payments liability (note 14)	25	14
Acquired provisions	52	52
Other	34	26
	386	346

14. SHARE CAPITAL AND SHARE-BASED PAYMENTS
Authorized
Talisman's authorized share capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of first and second preferred shares.

Common Shares Issued
Continuity of common shares	Nine months ended September 30, 2012		Year ended December 31, 2011
	Shares	Amount	Shares	Amount
Balance, beginning of period	1,021,422,470	1,561	1,019,290,939	1,480
Issued on exercise of stock options	1,068,183	13	7,500,131	175
Shares purchased and held in trust for long-term PSU plan	(1,872,000)	(24)	(5,368,600)	(94)
Shares released from trust for long-term PSU plan	4,859,037	88	-	-
Balance, end of period1	1,025,477,690	1,638	1,021,422,470	1,561
1. Excluding aggregate shares held in trust for long-term PSU plan

Subsequent to September 30, 2012, 78,165 common shares were issued pursuant to the exercise of stock options and 150,000 common shares were purchased and held in trust for the long-term PSU plan, resulting in 1,025,405,855 common shares being outstanding at October 25, 2012.

During the three month period ended September 30, 2012, Talisman declared and paid a quarterly common share dividend of $0.0675 per share for an aggregate dividend of $69 million.

Preferred Shares Issued
Continuity of preferred shares	Nine months ended September 30, 2012		Year ended December 31, 2011
	Shares	Amount	Shares	Amount
Cumulative Redeemable Rate Reset First Preferred Shares, 4.2% Series 1:
Balance, beginning of period	8,000,000	191	-	-
Issued	-	-	8,000,000	191
Balance, end of period	8,000,000	191	8,000,000	191

On December 5, 2011, Talisman issued 8,000,000 Cumulative Redeemable Rate Reset First Preferred Shares, Series 1 at a price of C$25 per share for aggregate gross proceeds of C$200 million.  Net proceeds, after deducting underwriting fees, were C$194 million ($191 million).

During the three month period ended September 30, 2012, Talisman declared preferred share dividends of C$0.2625 per share for an aggregate dividend of $2 million, which was paid in September 2012. During the nine month period ended September 30, 2012, Talisman paid preferred share dividends of $7 million.

Share-Based Payments
	Options	Cash Units	Restricted Share Units (RSU)	Deferred Share Units (DSU)	Long-term Performance Share Units (PSU)
Continuity of share-based payment plans	Number of shares underlying options	Number of units	Number of units	Number of units	Number of units
Outstanding at December 31, 2011	59,092,044	9,461,164	404,683	394,655	11,219,027
Granted	8,381,000	2,618,380	212,206	187,031	10,953,012
Dividend equivalent	-	-	6,736	7,782	292,901
Exercised for common shares/settled	(1,068,183)	-	-	-	(4,672,151)
Surrendered for cash	(192,132)	(89,776)	(94,258)	-	-
Forfeited	(5,059,698)	(841,833)	-	-	(1,298,243)
Outstanding at September 30, 2012	61,153,031	11,147,935	529,367	589,468	16,494,546
Exercisable at September 30, 2012	42,596,649	6,917,459
Weighted average grant price	C$12.52	C$12.37	C$12.48	C$11.85	C$12.69

Subsequent to September 30, 2012, 486,260 stock options were granted, 78,165 stock options were exercised for shares, no units were surrendered for cash and 467,578 were forfeited with 61,093,548 outstanding at October 25, 2012.  Subsequent to September 30, 2012, 53,933 cash units were forfeited with 11,094,002 outstanding at October 25, 2012.  Subsequent to September 30, 2012, 495,801 long-term PSUs were granted and 231,378 long-term PSUs were forfeited, with 16,758,969 outstanding at October 25, 2012.

During the three month period ended September 30, 2012, the Company recorded a share-based payments expense of $61 million (2011 - $285 million recovery) in respect of the following plans: stock options - $33 million expense, cash units - $6 million expense, long-term PSUs - $21 million expense and RSUs - $1 million expense. The Company also recorded a DSU expense of $1 million and this is recognized in general and administrative expense within the Consolidated Statement of Income (Loss).  The share-based payments expense includes a cash payment of $1 million (2011 - $3 million) to employees in settlement of fully accrued share-based payments liabilities for stock options and cash units exercised in the period.

During the nine month period ended September 30, 2012, the Company recorded share-based payments recovery of $11 million (2011 - $345 million recovery) in respect of the following plans: stock options - $39 million recovery, cash units - $1 million expense, long-term PSUs - $25 million expense and RSUs - $2 million expense. The Company also recorded a DSU expense of $3 million and this is recognized in general and administrative expense within the Consolidated Statement of Income (Loss).

Of the combined obligation for cash-settled stock option, cash unit, DSU and RSU plans of $219 million (December 31, 2011 – $244 million), $194 million (December 31, 2011 – $230 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets and $25 million (December 31, 2011 – $14 million) is included in other long-term obligations.

15. FINANCIAL INSTRUMENTS
Talisman’s financial assets and liabilities at September 30, 2012 comprise cash and cash equivalents, accounts receivable, non-equity accounted investments, bank indebtedness, accounts payable and accrued liabilities, long-term debt (including the current portion) and risk management assets and liabilities arising from the use of derivative financial instruments.

Fair Value of Financial Assets and Liabilities
The fair value of public debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield for instruments having the same term and risk characteristics. The fair value of Talisman’s long-term debt at September 30, 2012 was $5.8 billion (December 31, 2011 – $5.5 billion) while the carrying value was $5.0 billion (December 31, 2011 - $4.9 billion). The fair values of all other financial assets and liabilities approximate their carrying values.

Talisman’s processes for estimating and classifying the fair value of financial instruments are consistent with those in place at December 31, 2011. The following table presents the Company’s risk management assets and liabilities measured at fair value for each hierarchy level as at September 30, 2012:

	Fair value measurements using
	Level 1 inputs	Level 2 inputs	Level 3 inputs	Total fair value
Assets
Interest rate swaps	-	38	-	38
Liabilities
Commodity collars	-	92	-	92

Risk Management Assets, Gains and Losses

Derivative instrument	Balance sheet presentation	September 30, 2012	December 31, 2011
Assets
Interest rate swaps	Current assets	13	12
Interest rate swaps	Non-current assets	25	24
Commodity contracts	Current assets	2	30
Commodity contracts	Non-current assets	1	-
Risk management assets		41	66
Liabilities
Commodity contracts	Current liabilities	80	-
Commodity contracts	Non-current liabilities	15	-
Risk management liabilities		95	-

The Company recorded a loss on held-for-trading financial instruments of $116 million for the three month period ended September 30, 2012 (2011 - $120 million gain) and a loss of $128 million for the nine month period ended September 30, 2012 (2011 - $131 million loss).

Currency Risk
Talisman operates internationally and is therefore exposed to foreign exchange risk.  Talisman’s primary exposures are from fluctuations in the US$ relative to the C$, UK£ and NOK.

Talisman manages its foreign exchange exposure in a number of ways.  By denominating most of its borrowings in US$, the Company is able to reduce some of its economic exposure to currency fluctuations.  Talisman also manages its translation exposure by generally matching internal borrowings with its subsidiaries’ functional currencies.  The Company purchases foreign currencies, mostly at spot value, to meet its current foreign currency obligations as they come due.  Talisman had no material outstanding foreign exchange forward contracts at September 30, 2012.

In respect of financial instruments existing at September 30, 2012, a 1% strengthening of the US$ against the other currencies to which the Company is exposed (C$, UK£ and NOK), with all other variables assumed constant, would have resulted in an increase of $8 million in the net income for the three month period ended September 30, 2012.  A similar weakening of the US$ would have had the opposite impact.

Interest Rate Risk
Talisman is exposed to interest rate risk principally by virtue of its borrowings. Borrowing in floating rates exposes Talisman to short-term movements in interest rates. Borrowing at fixed rates exposes Talisman to reset risk (i.e. when refinancing at debt maturity).

In order to mitigate its exposure to interest rate changes, Talisman enters into interest rate swaps from time to time to manage the ratio of fixed rate debt to floating rate debt.  At September 30, 2012, the Company had fixed-to-floating interest rate swap contracts with a total notional amount of $300 million that expire on May 15, 2015. For the three and nine month periods ended September 30, 2012, gains of $3 million and $7 million, respectively, were recorded.

In respect of financial instruments existing at September 30, 2012, a 1% increase in interest rates would have resulted in a $7 million decrease in the net income for the three month period ended September 30, 2012, principally related to the fair value of the interest rate swap.  A similar decrease in interest rates would have had the opposite effect.

Credit Risk
A significant proportion of Talisman’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks.  At September 30, 2012, approximately 92% of the Company's trade accounts receivable were current and the largest single counterparty exposure, accounting for 19% of the total, was with a highly rated counterparty. Concentration of credit risk is mitigated by having a broad domestic and international customer base of highly rated counterparties. The maximum credit exposure associated with accounts receivable is the carrying value.

Liquidity Risk
Talisman is exposed to liquidity risk, which is the risk that the Company may be unable to generate or obtain sufficient cash to meet its commitments as they come due.  Talisman mitigates this risk through its management of cash, debt, committed credit capacity and its capital program.

Talisman maintains appropriate undrawn capacity in its revolving credit facilities to meet short-term fluctuations from forecasted results.  Talisman manages its liquidity requirements by use of both short-term and long-term cash forecasts, and by maintaining appropriate undrawn capacity under committed bank credit facilities. The Company has in place a total of $4.1 billion bank lines that are fully committed through 2014, of which $571 million of the available capacity was used to backstop commercial paper outstanding as at September 30, 2012.  Available borrowing capacity was $3.5 billion at September 30, 2012.

In addition, the Company utilizes letters of credit pursuant to letter of credit facilities, most of which are uncommitted.  At September 30, 2012, letters of credit totaling $1.8 billion had been issued under these facilities.

With the exception of commercial paper, the Company has no significant debt maturities until 2014.

Except for commodity price derivative contracts that mature as noted below, long-term debt detailed in note 12 and other long-term obligations detailed in note 13, all of the Company’s financial liabilities are due within one year.

Commodity Price Risk
Talisman is exposed to commodity price risk since its revenues are dependent on the price of crude oil, natural gas, and natural gas liquids.  Talisman enters into derivative instruments from time to time to mitigate commodity price risk volatility under guidelines approved by the Board of Directors. The Company may hedge a portion of its future production to protect cash flows to allow it to meet its strategic objectives.

The Company had the following commodity price derivative contracts not designated as hedges outstanding at September 30, 2012:

			Floor/ceiling
Two-way collars	Term	bbls/d	US$/bbl	Fair value
Dated Brent oil index	Oct-Dec 2012	20,000	90.00/148.36	-
Dated Brent oil index	Oct-Dec 2012	10,000	90.00/119.89	(1)
Dated Brent oil index	Oct-Dec 2012	19,000	90.00/104.05	(16)
Dated Brent oil index	Jan-Dec 2013	6,000	90.00/121.63	(2)
Dated Brent oil index	Jan-Dec 2013	10,000	90.00/101.91	(35)
Dated Brent oil index	Jan-Dec 2013	10,000	90.00/105.33	(27)
WTI	Jan-Dec 2013	10,000	85.00/104.05	3
				(78)

Fixed price swaps	Term	bbls/d	US$/bbl	Fair value
Dated Brent oil index	Oct-Dec 2012	5,000	109.28	(1)

			Floor/ceiling
Two-way collars	Term	mcf/d	US$/mcf	Fair value
NYMEX	Oct-Dec 2012	47,468	2.63/3.31	(1)
NYMEX	Oct-Dec 2012	142,404	2.63/2.98	(6)
NYMEX	Oct-Dec 2012	94,936	2.63/3.78	(1)
NYMEX	Jan-Dec 2013	47,468	3.16/4.67	(2)
NYMEX	Jan-Dec 2013	94,936	3.16/4.74	(3)
				(13)

Subsequent to September 30, 2012, the Company entered into dated Brent swaps for 2013 of 15,000 bbls/d for $107.00/bbl and for the first quarter of 2014, a dated Brent swap of 1,500 bbls/d for $101.20/bbl. The Company also entered into NYMEX gas two-way collars of 123,417 mcf/d for 2013 with a floor of $3.71/mcf and a ceiling of $4.82/mcf and 56,962 mcf/d for 2014 with a floor of $4.21/mcf and a ceiling of $4.72/mcf.

In respect of outstanding financial instruments and assuming forward commodity prices in existence at September 30, 2012, an increase of US$1/bbl in the price of oil would have reduced the net fair value of commodity derivatives, thereby resulting in a decrease in net income of approximately $11 million for the three month period ended September 30, 2012.  A similar decrease in commodity prices would result in an increase in net income of approximately $12 million for the three month period ended September 30, 2012.  However, the net income would also be impacted by the effect of the change in the commodity price on underlying transactions and taxes.

16. CONTINGENCIES AND COMMITMENTS
Contingencies
From time to time, Talisman is the subject of litigation arising out of the Company’s operations. Damages claimed under such litigation may be material or may be indeterminate and the outcome of such litigation may materially impact the Company’s financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation. These claims are not currently expected to have a material impact on the Company’s financial position.

The New York Attorney General has commenced an investigation, pursuant to the Martin Act, into the disclosure practices of companies engaged in hydraulic fracturing in the New York State area.  The Martin Act provides broad authority to commence and conduct investigations, whether upon receipt of a complaint, or on the Attorney General’s own initiative.  Subpoenas have been issued to a number of companies, including Talisman.  The Company has been cooperating with the New York Attorney General in the investigation.  No enforcement action has been taken against Talisman, nor has the Company been advised that any enforcement action is imminent.

Commitments
During the nine month period ended September 30, 2012, the Company entered into contracts to secure long-term transportation and processing capacity in the Eagle Ford shale play, resulting in a total commitment of approximately $795 million over 15 years, of which approximately $390 million is expected to be incurred within the next five years.

During the three month period ended September 30, 2012, the Company entered into multi-year rig commitments in the North Sea for approximately $365 million over 3 years.

There have been no other significant changes in the Company’s expected future commitments, and the timing of those payments, since December 31, 2011. Refer to note 23 to the 2011 audited Consolidated Financial Statements for details of the Company’s commitments.

17. OTHER EXPENSES, NET

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Foreign exchange loss (gain)	29	(56)	23	(11)
Derecognition	8	7	20	19
Other	25	11	53	35
	62	(38)	96	43

18. INCOME TAXES

Current Tax Expense (Recovery)
	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
North America	2	14	(1)	18
North Sea	(2)	111	249	689
Southeast Asia	118	116	416	341
Other	34	31	139	103
Total	152	272	803	1,151

Deferred Tax Expense (Recovery)

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
North America	(145)	(27)	(205)	(175)
North Sea	(392)	237	(988)	449
Southeast Asia	(11)	45	9	38
Other	(13)	(6)	(46)	(33)
Total	(561)	249	(1,230)	279

The UK government reduced tax relief for decommissioning expenditures to a 50% tax rate from the combined UK tax rate of 62% for corporate and supplemental tax. This change was substantially enacted in July 2012 and the deferred income tax expense associated with the legislative change in the third quarter was approximately $137 million.

In March 2011, the UK Government announced that, from March 24, 2011, the rate of supplementary charge levied on ring fence profits increased from 20% to 32%. Supplementary charge is levied on ring fence profits in addition to the ring fence corporation tax rate of 30%, which remains unchanged. Consequently, there is now a combined corporation tax and supplementary charge rate of 62% for oil and gas companies with fields not subject to PRT and 75% to 81% with fields subject to PRT.  If the price of oil falls below a certain level (currently expected to be $75 per barrel) for a sustained period of time, the UK Government has indicated that it will reduce the supplementary charge rate back towards 20% on a “staged and affordable basis” while prices remain low.

19. SUPPLEMENTAL CASH FLOW INFORMATION

Items Not Involving Cash

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Depreciation, depletion and amortization	570	455	1,745	1,403
Impairment	1,037	-	2,163	102
Dry hole	66	33	191	173
Share-based payments expense (recovery)	60	(288)	(14)	(358)
(Gain) loss on asset disposals	-	8	(759)	(206)
Unrealized (gain) loss on held-for-trading financial instruments	99	(186)	99	(101)
Deferred income tax (recovery)	(561)	249	(1,230)	279
Foreign exchange	17	(29)	9	(10)
Derecognition	8	7	20	19
Other	24	16	47	14
	1,320	265	2,271	1,315

Other Cash Flow Information

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Cash interest paid	59	68	188	188
Cash interest received	-	1	6	5
Cash income taxes paid	223	384	882	1,055

20. CASH AND CASH EQUIVALENTS
Of the cash and cash equivalents balance of $496 million, $331 million has been invested in bank deposits and the remainder in highly rated marketable securities with original maturities of less than three months.

21. SEGMENTED INFORMATION
Talisman's activities are conducted in four geographic segments: North America, the North Sea, Southeast Asia and Other.  The North America segment includes operations in Canada and the US.  The North Sea segment includes operations and exploration activities in the UK and Norway.  The Southeast Asia segment includes operations and exploration activities in Indonesia, Malaysia, Vietnam and Papua New Guinea and operations in Australia/Timor-Leste. The Company also conducts operations in Algeria, operations and exploration activities in Colombia, and exploration activities in Peru, Poland, Sierra Leone and the Kurdistan Region of northern Iraq.  For ease of reference, the activities in Algeria, Colombia, Peru, Poland, Sierra Leone and the Kurdistan Region of northern Iraq are referred to collectively as the Other geographic segment.  All activities relate to the exploration, development, production and transportation of oil, liquids and natural gas.

	North America (1)				North Sea (2)
	Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30
(millions of US$)	2012	2011	2012	2011	2012	2011	2012	2011
Revenue
Sales	343	424	1,036	1,276	714	853	2,429	3,108
Other income	12	9	51	45	1	2	5	12
Total revenue and other income	355	433	1,087	1,321	715	855	2,434	3,120
Segmented expenses
Operating	116	123	429	334	365	299	1,026	916
Transportation	28	19	76	49	17	16	55	62
DD&A	279	205	828	609	153	135	483	502
Impairment	109	-	184	-	747	-	1,725	102
Dry hole	1	1	22	4	4	(2)	21	75
Exploration	1	9	24	53	10	10	32	28
Other	9	1	43	7	19	8	40	22
Total segmented expenses	543	358	1,606	1,056	1,315	466	3,382	1,707
Segmented income (loss) before taxes	(188)	75	(519)	265	(600)	389	(948)	1,413
Non-segmented expenses
General and administrative
Finance costs
Share-based payments expense (recovery)
Currency translation
(Gain) loss on held-for-trading
financial instruments
(Gain) loss on asset disposals
Total non-segmented expenses
Income (loss) before taxes
Capital expenditure
Exploration	42	30	104	168	7	-	64	105
Development	216	595	1,147	1,324	294	288	786	840
Exploration and development	258	625	1,251	1,492	301	288	850	945
Acquisitions
Proceeds on dispositions
Other non-segmented
Net capital expenditures
Property, plant and equipment			7,128	6,740			4,668	5,809
Exploration and evaluation assets			2,103	2,370			416	538
Goodwill			133	140			866	866
Other			1,100	987			1,621	645
Segmented assets			10,464	10,237			7,571	7,858
Non-segmented assets
Total assets (5)
Decommissioning liabilities (5)			355	394			2,579	2,390

	1. North America				2012	2011	2012	2011
	Canada				194	269	629	859
	US				161	164	458	462
	Total revenue and other income				355	433	1,087	1,321
	Canada						3,675	3,937
	US						3,453	2,803
	Property, plant and equipment (5)						7,128	6,740
	Canada						1,084	1,207
	US						1,019	1,163
	Exploration and evaluation assets (5)						2,103	2,370

	2. North Sea				2012	2011	2012	2011
	UK				515	577	1,694	2,179
	Norway				200	278	740	941
	Total revenue and other income				715	855	2,434	3,120
	UK						4,321	3,927
	Norway						347	1,882
	Property, plant and equipment (5)						4,668	5,809
	UK						34	210
	Norway						382	328
	Exploration and evaluation assets (5)						416	538

	5. Current year represents balances at September 30.
	Prior year represents balances at December 31.

	Southeast Asia (3)				Other (4)				Total
	Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30
(millions of US$)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Revenue
Sales	501	526	1,696	1,354	150	141	486	394	1,708	1,944	5,647	6,132
Other income	-	1	-	1	1	-	3	-	14	12	59	58
Total revenue and other income	501	527	1,696	1,355	151	141	489	394	1,722	1,956	5,706	6,190
Segmented expenses
Operating	99	113	306	260	24	18	62	50	604	553	1,823	1,560
Transportation	15	14	42	42	1	2	5	6	61	51	178	159
DD&A	103	87	326	212	35	28	108	80	570	455	1,745	1,403
Impairment	-	-	-	-	181	-	254	-	1,037	-	2,163	102
Dry hole	32	35	66	92	29	(1)	82	2	66	33	191	173
Exploration	32	37	70	172	38	31	102	82	81	87	228	335
Other	3	1	(10)	5	4	8	2	20	35	18	75	54
Total segmented expenses	284	287	800	783	312	86	615	240	2,454	1,197	6,403	3,786
Segmented income (loss) before taxes	217	240	896	572	(161)	55	(126)	154	(732)	759	(697)	2,404
Non-segmented expenses
General and administrative									130	97	382	303
Finance costs									74	73	213	209
Share-based payments expense (recovery)									61	(285)	(11)	(345)
Currency translation									27	(56)	21	(11)
(Gain) loss on held-for-trading									116	(120)	128	131
financial instruments
(Gain) loss on asset disposals									-	8	(759)	(206)
Total non-segmented expenses									408	(283)	(26)	81
Income (loss) before taxes									(1,140)	1,042	(671)	2,323
Capital expenditure
Exploration	24	61	64	189	74	41	198	82	147	132	430	544
Development	105	24	243	117	27	42	67	115	642	949	2,243	2,396
Exploration and development	129	85	307	306	101	83	265	197	789	1,081	2,673	2,940
Acquisitions									57	159	59	1,516
Proceeds on dispositions									(1)	(35)	(940)	(574)
Other non-segmented									21	33	89	77
Net capital expenditures									866	1,238	1,881	3,959
Property, plant and equipment			2,429	2,501			825	859			15,050	15,909
Exploration and evaluation assets			485	498			489	548			3,493	3,954
Goodwill			149	149			162	162			1,310	1,317
Other			597	560			815	788			4,133	2,980
Segmented assets			3,660	3,708			2,291	2,357			23,986	24,160
Non-segmented assets											41	66
Total assets (5)											24,027	24,226
Decommissioning liabilities (5)			213	208			74	43			3,221	3,035

	3. Southeast Asia				2012	2011	2012	2011
	Indonesia				283	300	891	834
	Malaysia				99	158	422	386
	Vietnam				21	14	59	50
	Australia				98	55	324	85
	Total revenue and other income				501	527	1,696	1,355
	Indonesia						1,026	1,023
	Malaysia						813	883
	Vietnam						388	297
	Papua New Guinea						44	47
	Australia						158	251
	Property, plant and equipment (5)						2,429	2,501
	Indonesia						12	12
	Malaysia						35	41
	Vietnam						9	5
	Papua New Guinea						429	440
	Exploration and evaluation assets (5)						485	498

	4. Other				2012	2011	2012	2011
	Algeria				65	61	177	195
	Colombia				86	80	312	199
	Total revenue and other income				151	141	489	394
	Algeria						272	284
	Colombia						553	575
	Property, plant and equipment (5)						825	859
	Colombia						110	75
	Kurdistan						307	303
	Peru						4	133
	Other						68	37
	Exploration and evaluation assets (5)						489	548

	5. Current year represents balances at September 30.
	Prior year represents balances at December 31.